FOURTH QUARTER 2010
EARNINGS REPORT

CONTACT INFORMATION	Santiago, Chile
Robert Moreno	Tel: (562) 320-8284
Manager, Investor Relations Department	Fax: (562) 671-6554
Banco Santander Chile	Email: rmorenoh@santander.cl
Bandera 140 Piso 19	Website: www.santander.cl

Investor Relations Department	1
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 1: SUMMARY OF RESULTS

Net income increases 6.6%* QoQ in 4Q10

Santander Chile: Solid performance in 4Q10 and 12M10
Year-to-date & Quarterly results, Ch$ billion and change, %

*	Excludes one-time provision expense of Ch$39,800 million included in Other operating expenses. See Provision Expense and Other operating income and expenses.

In 4Q10, net income attributable to shareholders1 totaled Ch$93,872 million (Ch$0.50 per share and US$1.11/ADR2). Excluding a one-time charge of Ch$39,800 million recognized in the quarter as a result of new regulatory provisioning standards for commercial loans3, adjusted net income totaled Ch$133,672 million (Ch$0.71 per share and US$1.57 per ADR) and increased 6.6% compared to third quarter 2010 (QoQ) and -2.6% compared to 4Q09 (YoY).

Adjusted ROAE reaches 29.7% in 4Q10. Core capital at 10.6%.

With these results, the Bank’s ROAE, excluding the one-time charge, reached 29.7% in 4Q10. The Bank currently has one of the highest ROEs and capitalization levels in the Chilean financial system. As of December 31, 2010, the Bank’s BIS ratio reached 14.5% and its Core Capital ratio stood at 10.6%. The Bank has consistently produced high ROEs and one of the largest gaps between ROE and cost of capital among banks in Emerging Markets.

Quarterly ROE 2010 (%)

 * Excludes one-time charge of Ch$39,800 million.

1 The results in this report are unaudited.
2 Earnings per ADR was calculated using an exchange rate of Ch$468.37 per US$.
3 See Section 6 for an explanation of the new Provisioning Guidelines for commercial loans analyzed on an individual basis.

Investor Relations Department	2
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Strong loan growth in the quarter. Retail loans up 4.3% QoQ and 14,9% YoY in 4Q10

In 4Q10, total loans increased 2.8% QoQ (14.1% YoY). Higher yielding retail loans – which include loans to individuals and small and middle-sized companies, SMEs - increased 4.3% QoQ (14.9% YoY).
Loans to individuals increased 4.6% QoQ (15.4% YoY), led by a 5.7% QoQ increase (20.4% YoY) in consumer loans, especially credit cards loans that expanded 12.3% QoQ (35.3% YoY). This positive evolution was driven by a strong Christmas shopping season and a greater client preference of purchasing goods with the Bank’s cards instead of other means of payments.
Residential mortgage loans increased 3.4% QoQ (11.8% YoY), as long-term rates remained attractive and demand for purchasing housing continues to rise.
Lending to SMEs increased 3.2% QoQ (13.2% YoY) reflecting the strength of economic growth and the Bank’s focus on this high yielding segment.

Retail loans (Ch$bn)

*  Includes loans to individuals and SMEs.

Core Revenues: positive commercial trends partially offset by negative impact of rising rates

Core revenues, which includes Net interest income and fee income, were flat QoQ and up 4.0% YoY in 4Q10. During the quarter, commercial activity was strong and the Bank’s loan market share continued to increase. The most important rise in market share has been in consumer and credit card loans, which increased 190 basis points, since the beginning of the year to 27.7% as of December 2010.

Santander Chile Loan Market Share (%)

Source: Superintendency of Banks of Chile

On the other hand, inflation trends in 4Q10 were below expectations (the quarterly inflation rate was down 11 basis points compared to 3Q10), while the Central Bank increased short-term interest rates 75 basis points to 3.25% in the quarter. As a result, net interest income decreased 1.6% QoQ as the Bank’s margins have a positive sensitivity to inflation and a negative sensitivity to a rise in short-term rates. Net interest income was up 2.9% YoY in 4Q10. Going forward, we forecast inflation to be higher in 2011 and asset yields should gradually incorporate the rising interest rate environment.

Fee income was up 4.8% QoQ (7.8% YoY) as product usage and cross-selling indicators continued to improve in the quarter. Fees from credit, debit and ATM cards increased 8.6% QoQ. YoY purchases with Santander cards as of November 2010 were up 28.7% in real terms. Greater commercial activity in retail banking also boosted fees from our insurance brokerage subsidiary that increased 15.5% QoQ. Asset management fees grew 7.7% in the same period.

Investor Relations Department	3
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

The rise in interest rates also had a negative impact on the Bank’s fixed income portfolio. The net results from financial transactions were down 9.5% QoQ. This was partially offset by a 9.1% QoQ increase in income derived from client driven treasury services.

Asset quality improved in the quarter. The NPL ratio reached 2.66% as of December 31, 2010 compared to 2.68% as of September 30, 2010 and 2.98% at year-end 2009. The coverage ratio of total NPLs reached 106.1% as of December 31, 2010 compared to 105.1% as of September 30, 2010 and 85.4% at year-end 2009. The 9.0% QoQ increase in provision expense in the quarter was mainly driven by loan growth, and our more conservative provisioning standards for consumer loans introduced in 3Q10.

Operating expenses increased 2.5% QoQ in line with the increase in business activity. Total headcount and compensation did not vary significantly in the quarter. Administrative expenses were flat in the quarter. The efficiency ratio, excluding the one-time charge of Ch$39,800 million recognized in Other operating expenses, reached 34.9% in 4Q10.

ROAE reached 27.9% in 2010 and net income was up 10.6%

In 2010 (12M10), net income attributable to shareholders totaled Ch$477,155 million (Ch$2.53/share and US$5.62/ADR) and increased 10.6% compared to results in 2009 (12M09). Gross income, net of provisions and costs increased 7.4% with a 9.7% increase in net interest revenue, a 3.7% increase in fee income, an 18.6% decrease in provisions and a 10.8% rise in operating costs. The Bank’s net interest margin reached 5.8%, 30 basis point above the margins reached in 12M09. The efficiency ratio in 2010 reached 35.3% and the ROAE was 27.9%.

In summary, 2010 was year in which Santander Chile led the rebound in growth of retail banking activity. At the same time, the Bank, in anticipation of a more positive economic environment forecast for the coming years, continued to improve its credit scoring models, began investing in technology and distribution capabilities while confronting the negative impacts of the earthquake.

Investor Relations Department	4
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Banco Santander Chile: Summary of Quarterly Results

	Quarter			Change %
(Ch$ million)	4Q10	3Q10	4Q09	4Q10 / 4Q09	4Q / 3Q 10
Net interest income	231,865	235,674	225,379	2.9%	(1.6)%
Fee income	69,637	66,436	64,598	7.8%	4.8%
Core revenues	301,502	302,110	289,977	4.0%	(0.2)%
Financial transactions, net	19,661	21,713	37,147	(47.1)%	(9.5)%
Provision expense	(62,077)	(56,971)[1]	(67,754)	(8.4)%	9.0%
Operating expenses	(116,380)	(113,570)	(102,732)	13.3%	2.5%
Gross income, net of provisions & costs	142,706	153,282	156,638	(8.9)%	(6.9)%
Adjusted Net income attributable to shareholders	133,672 [2]	125,356	137,309	(2.6)%	6.6%
Net income attributable to shareholders	93,872	125,356	137,309	(31.6)%	(25.1)%
Net income/share (Ch$)	0.50	0.67	0.73	(31.6)%	(25.1)%
Net income/ADR (US$)[3]	1.11	1.42	1.49	(26.1)%	(22.4)%
Total loans[4]	15,657,557	15,232,019	13,727,864	14.1%	2.8%
Customer funds	14,683,342	14,452,628	14,136,620	3.9%	1.6%
Shareholders’ equity	1,831,798	1,757,340	1,658,316	10.5%	4.2%
Net interest margin	5.4%	5.7%	5.8%
Efficiency ratio	39.6%	33.8%	30.5%
Return on average equity[5]	20.8%	29.3%	34.1%
NPL / Total loans[6]	2.7%	2.7%	3.0%
Coverage NPLs[7]	106.1%	105.1%	85.4%
PDLs/ Total loans[8]	1.32%	1.36%	1.41%
Coverage PDLs	214.05%	206.64%	180.85%
Risk index[9]	2.82%	2.82%	2.55%
BIS ratio	14.5%	14.5%	15.6%
Branches	504	500	498
ATMs	2,018	1,914	1,917
Employees	11,001	11,049	11,204

1.	Includes provision reversal for contingent loans, which is included in Other operating income in 3Q10.
2.	Net income 4Q10 excludes one-time charge of Ch$39,800 million recognized in Other operating expenses.
3.	The change in earnings per ADR may differ from the change in earnings per share due to the exchange rate. Earnings per ADR was calculated using an exchange rate of Ch$468.37 per US$.
4.	Excludes interbank loans.
5.	Annualized quarterly Net income attributable to shareholders / Average equity attributable to shareholders.
6.	NPLs: Non-performing loans; full balance of loans with one installment 90 days or more overdue.
7.	Loan loss allowances / NPLs.
8.	PDLs: Past due loans; all loan installments that are more than 90 days overdue.
9.	Risk Index: Loan loss allowances / Total loans; measures the percentage of loans the Bank’s must provision for given its internal models and the Superintendency of Banks guidelines.

Investor Relations Department	5
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 2: BALANCE SHEET ANALYSIS

LOANS

Retail lending increases 4.3% QoQ in 4Q10

Loans	Quarter ended,			% Change
(Ch$ million)	Dec-10	Sep-10	Dec-09	Dec. 10 / 09	Dec. 10 / Sept. 10
Total loans to individuals[1]	8,407,416	8,035,617	7,287,296	15.4%	4.6%
Consumer loans	2,700,791	2,554,884	2,244,035	20.4%	5.7%
Residential mortgage loans	4,651,136	4,498,799	4,159,052	11.8%	3.4%
SMEs	2,375,192	2,301,536	2,097,592	13.2%	3.2%
Total retail lending	10,782,608	10,337,153	9,384,888	14.9%	4.3%
Institutional lending	331,153	340,274	291,867	13.5%	(2.7)%
Middle-Market & Real estate	3,288,107	3,160,681	2,779,165	18.3%	4.0%
Corporate	1,293,321	1,406,210	1,266,310	2.1%	(8.0)%
Total loans [2]	15,657,557	15,232,019	13,727,864	14.1%	2.8%

1. Includes consumer loans, residential mortgage loans and other loans to individuals.
2. Total loans gross of loan loss allowances. Total loans include other non-segmented loans and exclude interbank loans.

In 4Q10, total loans increased 2.8% QoQ and 14.1% YoY. The recent economic data for Chile show that economic growth has been accelerating with a strong rise in investment and consumption levels. Unemployment figures have also been better than expected as well as wage growth. This more supportive macro environment has boosted the Bank’s credit activity. Higher yielding retail loans – which include loans to individuals and small and middle-sized companies, SMEs - increased 4.3% QoQ (14.9% YoY) in 4Q10.

-
Loans to individuals increased 4.6% QoQ (15.4% YoY), led by a 5.7% QoQ increase (20.4% YoY) in consumer loans, especially credit cards loans that expanded 12.3% QoQ (35.3% YoY). This positive evolution was driven by a strong Christmas shopping season and a greater client preference of purchasing goods with the Bank’s cards instead of other means of payments.

-	Residential mortgage loans increased 3.4% QoQ (11.8% YoY), as long-term rates remained attractive and demand for purchasing housing continues to rise.
-	Lending to SMEs increased 3.2% QoQ (13.2% YoY), reflecting the strength of economic growth and the Bank’s focus on this high yielding segment.

In the middle market, which is comprised of companies with annual sales between Ch$3.5 billion and Ch$10 billion, loans increased 4.0% QoQ (18.3% YoY). This segment was positively impacted by economic growth and reconstruction investments. Corporate lending decreased 8.0% QoQ (+2.1% YoY). This was in part due to translation losses caused by the 3.5% appreciation of the Chilean peso against the dollar in the quarter and tighter margins, which reduced the attractiveness of these loans.

Investor Relations Department	6
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

FUNDING

Funding mix improves in the quarter

Funding	Quarter ended,			% Change
(Ch$ million)	Dec-10	Sep-10	Dec-09	Dec. 10 / 09	Dec. 10 / Sept. 10
Demand deposits	4,236,434	3,991,732	3,533,534	19.9%	6.1%
Time deposits	7,258,757	7,155,213	7,175,257	1.2%	1.4%
Total deposits	11,495,191	11,146,945	10,708,791	7.3%	3.1%
Mutual funds	3,188,151	3,305,683	3,427,829	(7.0)%	(3.6)%
Total funds	14,683,342	14,452,628	14,136,620	3.9%	1.6%
Loans to deposits[1]	99.8%	100.9%	100.9%
Bonds	4,190,888	3,979,448	2,924,676	43.3%	5.3%

1. (Loans - marketable securities that fund mortgage portfolio) / (Time deposits + demand deposits).

Customer funds increased 1.6% in the quarter led by a 3.1% rise in deposits. Demand deposits in the period increased 6.1% and time deposits were up 1.4% in the same period, led by a 2.0% QoQ rise in retail time deposits. As of year-end 2010, 73.1% of the Bank’s deposits were core deposits (demand deposits plus non-institutional time deposits). Going forward, as short-term interest rates continue to rise, demand deposit growth should decelerate and time deposit growth should accelerate.

*  Demand deposits + Non-institutional time deposits.

In 4Q10, Standard & Poor’s placed the Bank’s foreign currency time deposits on outlook Positive.

The Bank has continued to access the international bond market in order to maintain strong liquidity levels and to minimize negative impacts of rising rates on our net interest margin by replacing short-term non-core deposits with long-term funding. Bonds have increased 5.3% QoQ and 43.3% YoY. In December 2010, the Bank, issued, among other notes, US$350 million in Swiss francs, the first ever international Chilean bond issue in Switzerland.

Mutual funds under management decreased 7.0% QoQ. This was mainly due to negative mark-to-market effects on fixed income funds as short-term interest rates increased and the appreciation of the peso against the dollar, which negatively affected fixed income-dollar funds. Equity funds continued to expand in the quarter as the outlook for stocks for 2011 has improved.

Investor Relations Department	7
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

Adjusted ROAE of 29.7% achieved in 4Q10. BIS ratio at 14.5%

Shareholders' Equity	Quarter ended,			Change %
(Ch$ million)	Dec-10	Sep-10	Dec-09	Dec. 10 / 09	Dec. 10 / Sept. 10
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	51,539	51,539	51,539	(0.0)%	(0.0)%
Unrealized gain (loss) Available-for-sale financial assets	(5,180)	(13,928)	(26,804)	(80.7)%	(62.8)%
Retained Earnings:	894,136	828,426	742,278	20.5%	7.9%
Retained earnings previous periods	560,128	560,128	440,401	27.2%	0.0%
Net income	477,155	383,283	431,253	10.6%	24.5%
Provision for mandatory dividend	(143,147)	(114,985)	(129,376)	10.6%	24.5%
Minority Interest	31,809	29,599	29,799	6.7%	7.5%
Total Equity	1,863,607	1,786,939	1,688,115	10.4%	4.3%
Equity attributable to shareholders	1,831,798	1,757,340	1,658,316	10.5%	4.2%
ROAE	29.7%[1]	29.3%	34.1%

1. Excluding one-time provision expense of Ch$39,800 million included in other operating expenses. See Provision Expense and Other operating income and expenses.

Shareholders’ equity totaled Ch$1,831,798 million (US$3.8 billion) as of December 31, 2010. ROAE, excluding the one-time provision charge recognized in Other operating expenses, reached 29.7% in 4Q10. For the full year 2010, ROAE reached 27.9%. This strong profitability was achieved while maintaining one of the highest levels of capitalization in the banking system. Voting common shareholders’ equity is the sole component of our Tier I capital and represented 10.6% of risk-weighted assets. The BIS ratio reached 14.5% at year-end 2010.

Capital Adequacy	Quarter ended,			Change %
(Ch$ million)	Dec-10	Sep-10	Dec-09	Dec. 10 / 09	Dec. 10 / Sept. 10
Tier I	1,831,798	1,757,340	1,658,316	10.5%	4.2%
Tier II	672,099	672,740	555,776	20.9%	(0.1)%
Regulatory capital	2,503,898	2,430,080	2,214,092	13.1%	3.0%
Risk weighted assets	17,247,734	16,739,710	14,202,118	21.4%	3.0%
Tier I (Core capital) ratio	10.6%	10.5%	11.7%
BIS ratio	14.5%	14.5%	15.6%

Investor Relations Department	8
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 3: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

Positive commercial trends partially offset by negative impact of rising rates on Net interest income

Net Interest Income / Margin	Quarter			Change %
(Ch$ million)	4Q10	3Q10	4Q09	4Q10 / 4Q09	4Q / 3Q 10
Net interest income	231,865	235,674	225,379	2.9%	(1.6)%
Average interest-earning assets	17,176,435	16,463,951	15,562,696	10.4%	4.3%
Average loans	15,470,132	14,874,816	13,647,750	13.4%	4.0%
Net interest margin (NIM)[1]	5.4%	5.7%	5.8%
Avg. equity + non-interest bearing demand deposits / Avg. interest earning assets	34.1%	34.7%	31.4%
Quarterly inflation rate[2]	0.54%	0.65%	0.52%
Avg. overnight interbank rate (nominal)	2.90%	1.76%	0.43%
Avg. 10 year Central Bank yield (real)	3.01%	2.82%	3.09%

1. Annualized.
2. Inflation measured as the variation of the Unidad de Fomento in the quarter.

Net interest income decreased 1.6% QoQ and increased 2.9% YoY. The Net interest margin in 4Q10 reached 5.4% compared to 5.7% in 3Q10 and 5.8% in 4Q09. Compared to 3Q10, the decline in net interest income and margin was mainly due to:

(i)	Lower inflation rates - the quarterly inflation rate was down 11 basis points compared to 3Q10 - that negatively affected the yield earned on assets linked to inflation;
(ii)
Higher short-term interest rates - the Central Bank increased short-term interest rates 75 basis points to 3.25% in the quarter - which increased funding costs. The Bank’s liabilities have a shorter duration than assets and, therefore, re-price more quickly in a rising interest rate environment. In the medium-term, rising interest usually has a positive impact on margins as assets also begin to re-price and the spread earned over the Bank’s free funds (demand deposits and equity) begins to rise. The Bank also continued to increase the duration of its liabilities in order to minimize negative impacts of rising rates on our net interest margin by replacing short-term non-core deposits with long-term funding.

The 2.9% YoY rise in net interest income was mainly due to the 13.4% increase in average loans and the 19.9% YoY increase in non-interest bearing demand deposits, which improved the funding mix. This was partially offset by the increase in funding costs, which lowered the net interest margin and a decline in client spread as the better operational outlook improved the risk profile of our clients.  Net interest income net of provision expense increased 7.7% YoY in 4Q10.

Going forward, we expect rates to continue to rise. However, this negative effect on spreads should be partially compensated by (i) increasing asset yields as they fully incorporate the rising interest rate environment (ii) the higher yielding loan mix and (iii) the positive impact of higher inflation forecast in 2011.

Investor Relations Department	9
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

NET FEE INCOME

Solid QoQ growth of usage-linked fees

Fee Income	Quarter			Change %
(Ch$ million)	4Q10	3Q10	4Q09	4Q10 / 4Q09	4Q / 3Q 10
Collection fees	16,764	15,324	16,697	0.4%	9.4%
Credit, debit & ATM card fees	14,677	13,518	14,002	4.8%	8.6%
Asset management	10,841	10,063	8,825	22.8%	7.7%
Checking accounts & lines of credit	10,273	10,604	11,991	(14.3)%	(3.1)%
Insurance brokerage	10,032	8,683	4,039	148.4%	15.5%
Guarantees, pledges and other contingent operations	5,501	5,568	6,159	(10.7)%	(1.2)%
Fees from brokerage and custody of securities	2,698	2,399	1,741	55.0%	12.5%
Other Fees	(1,149)	277	1,144	—%	—%
Total fees	69,637	66,436	64,598	7.8%	4.8%

Net fee income was up 4.8% QoQ (7.8% YoY) as product usage and cross-selling indicators continued to improve in the quarter. Fees from credit, debit and ATM cards increased 8.6% QoQ. YoY purchases with Santander cards as of November 2010 were up 28.7% in real terms. In the 4Q10, a strong Christmas shopping season also helped to boost merchant discount fees.

Greater commercial activity in retail banking also boosted insurance related fees. Collection fees in 4Q10 increased 9.4% QoQ, led by a 15.8% QoQ rise in collection of insurance premiums on behalf of third parties. Fees from our insurance brokerage subsidiary increased 15.5% QoQ. Greater demand for insurance has driven insurance brokerage fees throughout 2010.

Fees from the brokerage and custody of securities grew 12.3% QoQ. These fees were driven by the Bank’s new internet platform for stock trading, which has increased retail investments in the local stock market. This has also driven asset management fees in the quarter. Fees from asset management increased 7.7% QoQ. Equity funds, which generate higher management fees, continued to expand in the quarter driving fee income. However, mutual funds under management decreased 7.0% QoQ. This was mainly due to negative mark-to-market effects on fixed income funds as short-term interest rates increased and the appreciation of the peso against the dollar, which negatively affected fixed income-dollar funds. Equity funds continued to expand in the quarter as the outlook for stocks for 2011 has improved.

This positive evolution of fees in the quarter was offset by a fall in non-usage related fees such as checking account fees that decreased 3.1% QoQ. Fees from guarantees and pledges decreased 1.2% QoQ mainly due to the appreciation of the peso as an important portion of these fees are tied to the Bank’s foreign trade business.

Investor Relations Department	10
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

NET RESULTS FROM FINANCIAL TRANSACTIONS

Rising interest rates lowers market related income

Results from Financial Transactions*	Quarter			Change %
(Ch$ million)	4Q10	3Q10	4Q09	4Q10 / 4Q09	4Q / 3Q 10
Net income from financial operations	(13,191)	(45,068)	(48,126)	(72.6)%	(70.7)%
Net foreign exchange income	32,852	66,781	85,273	(61.5)%	(50.8)%
Net results from financial transactions	19,661	21,713	37,147	(47.1)%	(9.5)%

*
These results mainly include the mark-to-market of the available for sale investment portfolio, realized and unrealized gains of financial investments held for trading, the interest revenue generated by the held for trading portfolio, gains or losses from the sale of charged-off loans and the mark-to-market of derivatives. The results recorded as Exchange differences, net mainly includes the translation gains or losses of assets and a liability denominated in foreign currency.

Net results from financial transactions, which include the sum of the net income from financial operations and net foreign exchange income totaled a gain of Ch$19,661 million in 4Q10. In order to comprehend more clearly these line items, we present them by business area in the table below.

Results from Financial Transactions	Quarter			Change %
(Ch$ million)	4Q10	3Q10	4Q09	4Q10 / 4Q09	4Q / 3Q 10
Santander Global Connect[1]	13,585	11,628	13,263	2.4%	16.8%
Market-making with clients	1,560	8,451	3,812	(59.1)%	(81.5)%
Sale of loans and charged-off loans	8,375	1,489	8,614	(2.8)%	462.5%
Client treasury services	23,520	21,568	25,689	(8.4)%	9.1%
Proprietary trading	(1,018)	(104)	2,431	—%	883.8%
Financial Management (ALCO) and other results	(2,841)	249	9,027	—%	—%
Non-client treasury income	(3,859)	145	11,458	—%	—%
Net results from financial transactions	19,661	21,713	37,147	(47.1)%	(9.5)%

1.  Santander Global Connect is the Bank’s commercial platform for selling treasury products to our clients.

The Bank’s Client treasury services continued to generate positive results in 4Q10, totaling Ch$23,520 million and increasing 9.1% QoQ. This was driven by a 16.8% QoQ increase in the results of Santander Global Connect, our commercial platform for selling treasury products to our clients, and higher results from the sale of loans and charged-off loans in the quarter. The latter totaled Ch$8,375 million as the Bank continues with its strategy of focusing collection efforts on early non-performance (<90 days) and selling to third parties charged-off loans (>90 days). This offsets the lower gains from loan loss recoveries recognized in Provision Expense.

These results were partially offset by lower results in Non-client treasury services. In the quarter, interest rates continued to rise, negatively affecting our proprietary trading and Financial Management (ALCO). The Financial Management Division manages the structural interest rate risk, the structural position in inflation-indexed assets and liabilities, shareholders’ equity and liquidity. The aim of the Financial Management Division is to inject stability and recurrence into the net interest income of commercial activities and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk.

Investor Relations Department	11
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

PROVISION FOR LOAN LOSSES

Asset quality was stable in the quarter. Coverage of NPLs reaches 106.1%

Provision for loan losses	Quarter			Change %
(Ch$ million)	4Q10	3Q10	4Q09	4Q10 / 4Q09	4Q / 3Q 10
Gross provisions	(13,186)	(41,135)	(26,412)	(50.1)%	(67.9)%
Charge-offs	(55,815)	(49,569)	(49,093)	13.7%	12.6%
Gross provisions and charge-offs	(69,001)	(90,704)	(75,505)	(8.6)%	(23.9)%
Loan loss recoveries	6,924	8,017	7,751	(10.7)%	(13.6)%
Provision reversal for contingent loans[1]	—	+25,716	—
Net provisions for loan losses	(62,077)	(56,971)	(67,754)	(8.4)%	9.0%
Total loans[2]	15,657,557	15,232,019	13,727,864	14.1%	2.8%
Loan loss reserves	442,238	428,833	349,485	26.5%	3.1%
Non-performing loans[3] (NPLs)	416,739	407,831	409,067	1.9%	2.2%
Risk Index[4]	2.82%	2.82%	2.55%
NPL / Total loans	2.66%	2.68%	2.98%
Coverage ratio of NPLs[5]	106.1%	105.1%	85.4%

1.	Includes provision reversal for contingent loans, which is included in Other operating income in 3Q10.
2.	Excludes interbank loans.
3.	NPL: Non-performing loans; full balance of loans with one installment 90 days or more overdue.
4.	Risk Index: Loan loss reserves / Total loans; measures the percentage of loans the Bank’s must provision for given its internal models and the Superintendency of Banks guidelines.
5.	Loan loss reserves / NPLs.

Asset quality improved in the quarter. The Bank’s Risk Index, defined as loan loss reserves over total loans, remained stable at 2.82% in the quarter. The NPL ratio improved to 2.66% as of December 31, 2010 compared to 2.68% as of September 30, 2010 and 2.98% at year-end 2009. The coverage ratio of total NPLs (loan loss reserves over non-performing loans) reached 106.1% as of December 31, 2010 compared to 105.1% as of September 30, 2010 and 85.4% at year-end 2009.

By product, coverage ratios improved across the board in 2010 as shown in the adjacent graph. Notable was the rise in coverage of consumer NPLs by 7,990 basis point to 278.6% by year-end 2010.

Coverage ratio of NPLs (%)

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Provision expense in the quarter increased 10.3% QoQ and decreased 7.3% YoY. 3Q10 provision expenses levels presented in the table above have been adjusted for the one-time impact of the change in provisioning models for consumer loans introduced in September 20104.

The QoQ increase in provision expense was mainly driven by loan growth, and the stricter consumer loan provisioning standards implemented as of September 2010, which requires a larger provision for consumer loans at the moment of origination, especially in Santander Banefe. Compared to 4Q09, the 8.4% decrease in provision expense was mainly due to improvements in asset quality as economic growth and employment levels rebounded sharply in the year.

By loan product, provision expense was as follows:

Net provisions by segment	Quarter				Change %
(Ch$ million)	4Q10	3Q10		4Q09	4Q10 / 4Q09	4Q / 3Q 10
Commercial loans[1]	(22,421)	(19,060)		(18,527)	21.0%	17.6%
Residential mortgage loans	(980)	(4,529)		(4,231)	(76.8)%	(78.4)%
Consumer loans[2]	(38,676)	(33,382	) [2]	(44,996)	(14.0)%	15.9%
Net provisions for loan losses	(62,077)	(56,971)		(67,754)	(8.4)%	9.0%

1.	Includes net provision expenses for interbank loans.
2.	Includes provision reversal for contingent loans, which is included in Other operating income in 3Q10.

The Bank expects, as the Chilean economy strengthens, to see a rise in consumer and SME lending. This expected rise in retail lending is being complemented with continuous investments and improvements in the Bank’s credit scoring models in order to maintain an adequate balance between loan growth and risk levels.

New Provisioning Guidelines for Commercial Loans Analyzed on an Individual Basis

Beginning in January 2011, new provisioning guidelines defined by the Superintendency of Banks (SBIF) - the industry supervisor - for loans analyzed on an individual basis came into effect. This encompasses mainly large commercial, leasing and factoring loans. These regulations will have an estimated initial cost of implementation of Ch$39,800 million. As per indications of the SBIF, this one time effect was recognized in December 2010 as an Other operating expenses in the income statement and as a Non-credit provision in the Bank’s Liabilities. In January 2011, this liability will be reversed and shifted to Loan loss reserves in the Balance Sheet.  It is important to point out that such provisions are not expected to be reflected in the Bank's financial statements prepared in accordance with IFRS and filed with the U.S. Securities and Exchange Commission in our 2010-20F because such provisions are not expected to relate to incurred losses.

For more detail on these changes, please see Section 6.

4 The most important improvements implemented in the third quarter of 2010 were a separation of risk profiles between Santander Banefe, our banking division for middle to low income clients, which is expected to lead consumer loan growth in the coming periods, and the rest of the Bank, as well as, the elimination of the distinction in allowance levels for old and new clients that have been renegotiated.  At the same time, the Bank adjusted the minimum provision levels that are set aside for the unused portion of credit card lines for clients that use their card for transactional and not credit purposes. Previously, these clients were assigned a provision level equal to the average for the whole credit card sample independent if they actually used their approved lines or not. This change in provisioning model for consumer loans affected two line items of our income statement: Provision Expenses and Other Operating Income. The net effect of this improvement in the models was a charge of Ch$2,077 million in 3Q10.  See Third Quarter 2010 Earnings Report for more details.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	13

OPERATING EXPENSES AND EFFICIENCY

The adjusted efficiency ratio reached 34.8% in the quarter

Operating Expenses	Quarter			Change %
(Ch$ million)	4Q10	3Q10	4Q09	4Q10 / 4Q09	4Q / 3Q 10
Personnel expenses	(65,344)	(63,330)	(56,638)	15.4%	3.2%
Administrative expenses	(37,600)	(37,983)	(34,051)	10.4%	(1.0)%
Depreciation and amortization	(13,176)	(11,294)	(11,968)	10.1%	16.7%
Impairment	(260)	(963)	(75)	246.7%	(73.0)%
Operating expenses	(116,380)	(113,570)	(102,732)	13.3%	2.5%
Efficiency ratio[1]	39.6%	33.8%	30.5%
Adjusted efficiency ratio	34.9%[2]	33.8%	30.5%

1.	Operating expenses / Operating income. Operating income = Net interest income + Net fee income+ Net results from Financial transactions + Other operating income and expenses.
2.	Excluding one-time provision expense of Ch$39,800 million included in Other operating expenses. See Provision Expense and Other operating income and expenses.

Operating expenses in 4Q10 increased 2.5% QoQ. The QoQ rise in personnel expenses was mainly due to a seasonal increase in employee benefits as well as a one-time rise in severance payments. Total headcount and compensation did not vary significantly in the quarter. Administrative expenses were down 1% in the quarter. The efficiency ratio, reached 39.6% in the quarter. The adjusted efficiency ratio, excluding the one-time charge of Ch$39,800 million recognized in Other operating expenses, reached 34.9% in the quarter.

The 13.3% YoY rise in costs in 4Q10 was mainly due to a 15.4% rise in personnel expenses that are directly related to an increase in commercial activity and as a result, variable incentives to commercial teams have increased, especially in retail banking. At the same time, the Bank, in anticipation of a more positive economic environment forecast for the coming years, has been investing in technology and distribution capabilities.  This should be compensated in future quarters with stronger revenue growth. The higher inflation also fueled administrative cost growth as 2/3 of operating expenses are linked to inflation. In 2011, the Bank expects to open approximately 20 branches and to continue to invest in CRM technology, client service and new credit scoring models for SMEs.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	14

OTHER INCOME AND EXPENSES

Other Income and Expenses	Quarter			Change %
(Ch$ million)	4Q10	3Q10	4Q09	4Q10 / 4Q09	4Q / 3Q 10
Other operating income	22,824	34,560	24,598	(7.2)%	(34.0)%
Other operating expenses	(50,550)	(22,075)	(14,773)	242.2%	129.0%
Other operating income, net	(27,726)	12,485	9,825	—%	—%
Income attributable to investments in other companies	(4)	832	(566)	(99.3)%	—%
Income tax	(18,927)	(14,109)	(28,348)	(33.2)%	34.1%
Income tax rate	16.5%	10.0%	17.1%

Other operating income, net, totaled Ch$-27,726 million in 4Q10. As previously mentioned in the Provision Expense section, the Bank, following the indications of the SBIF, recognized a one-time charge of Ch$39,800 million in the quarter because of the new provisioning guidelines for commercial loans analyzed on an individual basis. (See Section 6 of this release for more details).

Excluding this one time expense, Other operating income, net totaled Ch$12,074 million in 4Q10 compared to Ch$12,485 million in 3Q10 and Ch$9,825 million in 4Q09. 4Q10 Other operating income, net includes Ch$17,986 million from the sale of branches. Other operating income in 3Q10 included a reversal of Ch$25,716 million, derived from the adjustments made to the minimum provision levels that are set aside for the unused portion of credit card lines for clients that use their credit card for transactional and not credit purposes. Finally, in 4Q09 Other operating income, net included a one-time gain of Ch$7,072 million from the sale of a building in December 2009.

Income tax increased 34.1% QoQ. The one-time charge of Ch$39,800 million recognized in other operating expenses is not tax deductible and this increased the Bank’s effective tax rate in the quarter. The lower tax paid in 4Q10 compared to 4Q09 was mainly due to a lower net income before taxes.

The statutory corporate tax rate in Chile in 2010 was 17%. In 2011, it will rise to 20%; in 2012, it will be 18.5% and 17% in 2013.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	15

SECTION 4: CREDIT RISK RATINGS

International ratings

The Bank has credit ratings from three leading international agencies. All of our ratings are assigned a stable outlook. Standard & Poor’s changed its outlook on Santander Chile’s ratings to Positive in December 2010.

Moody’s	Rating
Foreign currency bank deposits	Aa3
Senior bonds	Aa3
Subordinated debt	A1
Bank Deposits in Local Currency	Aa3
Bank financial strength	B-
Short-term deposits	P-1

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A+
Long-term Local Issuer Credit	A+
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch	Rating
Foreign Currency Long-term Debt	AA-
Local Currency Long-term Debt	AA-
Foreign Currency Short-term Debt	F1+
Local Currency Short-term Debt	F1+
Individual rating	B

Local ratings:

Our local ratings, the highest in Chile, are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	Level 2	1CN1
Short-term deposits	N1+	Level 1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+
Outlook	Stable	Stable

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	16

SECTION 5: SHARE PERFORMANCE
As of December 2010

Ownership Structure:

ADR price (US$) 2010
12/31/10:	93.47
Maximum (2010):	99.44
Minimum (2010):	59.40

Market Capitalization: US$16,953 million

P/E 12 month trailing*:	15.5
P/BV (12/31/10)**:	4.35
Dividend yield***:	3.9%

*	Price as of Dec. 31 / 12mth Earnings
**	Price as of Dec. 31 / Book value as of 12/31/10
***	Based on closing price on record date of last dividend payment.

Average daily traded volumes 4Q10
US$ million

Local share price (Ch$) 2010
12/31/10:	42.30
Maximum (2010):	47.37
Minimum (2010):	31.03

Dividends:
Year paid	Ch$/share	% of previous year earnings
2006:	0.83	65%
2007:	0.99	65%
2008:	1.06	65%
2009:	1.13	65%
2010:	1.37	60%

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	17

SECTION 6: New Provisioning guidelines for loans analyzed on an individual basis
Source: Superintendency of Banks and Financial Institutions, Accounting Principles Compendium, Chapter B1

Loans analyzed on an individual basis

Beginning in January 2011, new provisioning guidelines designed by the SBIF for loans analyzed on an individual basis will come into effect. This encompasses mainly large commercial, leasing and factoring loans. The Bank considers the following risk factors: industry or sector of the borrower, owners or managers of the borrower, borrower’s financial situation, its payment capacity and payment behavior. Based on those risk factors the Bank will assign one of the following risk categories to each loan or borrower:

i.	“Normal Loans” or loans classified in categories A1 through A6 correspond to borrowers who are current on their payment obligations and show no sign of deterioration in their credit quality

ii.
“Substandard Loans” or loans classified in categories B1 through B4 correspond to borrowers with some credit financial difficulties or an important deterioration of payment capacity. Substandard loans also include all loans that have been nonperforming for more than 30 days.

iii.
“Non-complying Loans” including nonperforming loans and other loans classified in categories C1 through C6 correspond to borrowers whose payment capacity is seriously at risk and who have a high likelihood of filing for bankruptcy or are renegotiating credit terms to avoid bankruptcy. These loans also include all loans, including contingent operations, with at least one installment overdue more than 90 days.

Allowances for Normal and Substandard Loans

For Normal and Substandard Loans, expected loss has been set in accordance with SBIF standards, as set forth in the following table:

Classification	Probability of default (PD) (%)	Loss given default (LGD) (%)	Expected loss (EL) (%)
	Normal loans
A1	0.04	90.0	0.036
A2	0.1	82.5	0.0825
A3	0.25	87.5	0.21875
A4	2	87.5	1.75
A5	4.75	90.0	4.275
A6	10	90.0	9.0
	Substandard loans
B1	15	92.5	13.875
B2	22	92.5	20.35
B3	33	97.5	32.175
B4	45	97.5	43.875

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	18

Banks individually assign a specific classification and therefore provision level to each borrower. Accordingly, the amount of loan loss allowance is determined on a case-by-case basis. In determining provisions on an individual basis for Normal and Substandard Loans, banks must use the following equation established by the SBIF:

Provision          =           (ESA-GE) * (PDdebtor/100) * (LGDdebtor/100) + GE * (PDguarantor/100) * (LGDguarantor/100)

ESA	=	Exposure subject to allowances
PD	=	Probability of default
GE	=	Guaranteed exposure
LGD	=	Loss Given Default

However, independent of the results obtained from the equation above, as of July 2010 Normal Loans (including contingent loans) must be assigned a minimum provision level of 0.5%.

Allowances for Non-complying Loans

For loans classified in Categories C1 through C6, the Bank must have the following levels of allowance, which are required by the SBIF:

Classification	Expected loss	Allowance % (1)
C1	Up to 3%	2
C2	More than 3% up to 20%	10
C3	More than 20% up to 30%	25
C4	More than 30% up to 50%	40
C5	More than 50% up to 80%	65
C6	More than 80%	90

(1)	Represents percentages of the aggregate amount of principal and accrued but unpaid interest of the loan.

For these loans, the expected loss must be calculated in the following manner:

Expected loss            =           (TE – Rec) / TE

Allowance (Ch$)      =           TE * Allowance %

TE	=	Total exposure
REC	=	Recoverable amount based on estimates of collateral value and collection efforts

These regulations will have an estimated initial cost of implementation of Ch$39,800 million. As per instructions of the SBIF, this one time effect was recognized as an Other operating expenses in the income statement and as a Non-credit provision in the Bank’s Liabilities. In January 2011, this Liability will be shifted to Loan loss reserves in the Balance Sheet.  It is important to point out that such provisions are not expected to be reflected in the Bank's 2010 20-F financial statements prepared in accordance with IFRS and filed with the U.S. Securities and Exchange Commission because such provisions are not expected to relate to incurred losses.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	19

ANNEX 1: BALANCE SHEET

Unaudited Balance Sheet	Dec-10	Dec-10	Sep-10	Dec-10	Dec. 10 / 09	Dec. 10 / Sept. 10
	US$ths	Ch$mn			% Chg.

Assets
Cash and balances from Central Bank	3,765,785	1,762,199	1,522,587	2,043,458	(13.8)%	15.7%
Funds to be cleared	800,017	374,368	485,262	468,134	(20.0)%	(22.9)%
Financial assets held for trading	811,350	379,671	397,342	798,539	(52.5)%	(4.4)%
Investment collateral under agreements to repurchase	365,392	170,985	64,995	14,020	1119.6%	163.1%
Derivatives	3,471,264	1,624,378	1,656,370	1,393,878	16.5%	(1.9)%
Interbank loans	148,888	69,672	72,184	23,370	198.1%	(3.5)%
Loans, net of reserves for loan losses	32,514,837	15,215,318	14,803,186	13,378,379	13.7%	2.8%
Available-for-sale financial assets	3,149,866	1,473,980	1,601,025	1,830,090	(19.5)%	(7.9)%
Held-to-maturity investments	-	-	-	-
Investments in other companies	15,547	7,275	7,301	7,417	(1.9)%	(0.4)%
Intangible assets	166,663	77,990	69,975	77,260	0.9%	11.5%
Fixed assets	331,200	154,985	160,435	184,122	(15.8)%	(3.4)%
Current tax assets	26,710	12,499	5,948	4,541	175.2%	110.1%
Deferred tax assets	252,087	117,964	137,958	95,229	23.9%	(14.5)%
Other assets	1,369,661	640,933	653,285	452,559	41.6%	(1.9)%
Total Assets	47,189,266	22,082,217	21,637,853	20,770,996	6.3%	2.1%

Liabilities and Equity
Demand deposits	9,053,177	4,236,434	3,991,732	3,533,534	19.9%	6.1%
Funds to be cleared	641,361	300,125	426,453	275,474	8.9%	(29.6)%
Investments sold under agreements to repurchase	629,822	294,725	149,960	1,114,605	(73.6)%	96.5%
Time deposits and savings accounts	15,511,822	7,258,757	7,155,213	7,175,257	1.2%	1.4%
Derivatives	3,513,149	1,643,978	1,652,195	1,348,906	21.9%	(0.5)%
Deposits from credit institutions	3,385,099	1,584,057	1,728,001	2,046,790	(22.6)%	(8.3)%
Marketable debt securities	8,955,846	4,190,888	3,979,448	2,924,676	43.3%	5.3%
Other obligations	355,356	166,289	164,204	146,911	13.2%	1.3%
Current tax liabilities	2,763	1,293	28,487	63,831	(98.0)%	(95.5)%
Deferred tax liability	11,627	5,441	3,892	3,380	61.0%	39.8%
Provisions	588,302	275,296	205,255	186,121	47.9%	34.1%
Other liabilities	558,451	261,327	366,074	263,396	(0.8)%	(28.6)%
Total Liabilities	43,206,774	20,218,610	19,850,914	19,082,881	6.0%	1.9%

Equity
Capital	1,904,697	891,303	891,303	891,303	0.0%	0.0%
Reserves	110,138	51,539	51,539	51,539	0.0%	0.0%
Unrealized gain (loss) Available-for-sale financial assets	(11,070)	(5,180)	(13,928)	(26,804)	(80.7)%	(62.8)%
Retained Earnings:	1,910,751	894,136	828,426	742,278	20.5%	7.9%
Retained earnings previous periods	1,196,983	560,128	560,128	440,401	27.2%	0.0%
Net income	1,019,671	477,155	383,283	431,253	10.6%	24.5%
Provision for mandatory dividend	(305,902)	(143,147)	(114,985)	(129,376)	10.6%	24.5%
Total Shareholders' Equity	3,914,517	1,831,798	1,757,340	1,658,316	10.5%	4.2%
Minority Interest	67,975	31,809	29,599	29,799	6.7%	7.5%
Total Equity	3,982,492	1,863,607	1,786,939	1,688,115	10.4%	4.3%
Total Liabilities and Equity	47,189,266	22,082,217	21,637,853	20,770,996	6.3%	2.1%

Figures in US$ have been translated at the exchange rate of Ch$467.95

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	20

ANNEX 2: YTD INCOME STATEMENT

YTD Income Statement Unaudited	Dec-10	Dec-10	Dec-09	Dec. 10 / 09
	US$ths.	Ch$ million		% Chg.

Interest revenue	3,019,517	1,412,983	1,207,778	17.0%
Interest expense	(1,011,356)	(473,264)	(351,262)	34.7%
Net interest income	2,008,161	939,719	856,516	9.7%
Fee income	722,690	338,183	315,925	7.0%
Fee expense	(159,421)	(74,601)	(61,795)	20.7%
Net fee income	563,270	263,582	254,130	3.7%
Net income from financial operations	82,819	38,755	3,887	897.0%
Net foreign exchange income	122,306	57,233	163,241	(64.9)%
Total financial transactions, net	205,124	95,988	167,128	(42.6)%
Other operating income	178,224	83,400	33,243	150.9%
Operating profit before loan losses	2,954,779	1,382,689	1,311,017	5.5%
Provision expense	(578,914)	(270,903)	(333,847)	(18.9)%
Total operating income net of interest, fee and provision expenses	2,375,865	1,111,786	977,170	13.8%
Personnel expenses	(534,811)	(250,265)	(224,484)	11.5%
Administrative expenses	(314,869)	(147,343)	(136,712)	7.8%
Depreciation and amortization	(105,573)	(49,403)	(46,623)	6.0%
Impairment	(10,525)	(4,925)	(75)	—%
Operating expenses	(965,778)	(451,936)	(407,894)	10.8%
Other operating expenses	(219,744)	(102,829)	(44,405)	131.6%
Total operating expenses	(1,185,522)	(554,765)	(452,299)	22.7%
Net operating income	1,190,343	557,021	524,871	6.1%
Income attributable to investments in other companies	2,502	1,171	297	294.3%
Net income before taxes	1,192,845	558,192	525,168	6.3%
Income tax	(168,734)	(78,959)	(88,862)	(11.1)%
Net income from ordinary activities	1,024,112	479,233	436,306	9.8%
Net income discontinued operations	0	0	0	—%
Net income attributable to:
Minority interest	4,441	2,078	5,053	—%
Net income attributable to shareholders	1,019,671	477,155	431,253	10.6%

Figures in US$ have been translated at the exchange rate of Ch$467.95

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	21

ANNEX 3 : QUARTERLY INCOME STATEMENTS

Unaudited Quarterly Income Statement	4Q10	4Q10	3Q10	4Q09	4Q10 / 4Q09	4Q / 3Q 10
	US$ths.	Ch$mn			% Chg.
Interest revenue	785,086	367,381	355,445	342,363	7.3%	3.4%
Interest expense	(289,595)	(135,516)	(119,771)	(116,984)	15.8%	13.1%
Net interest income	495,491	231,865	235,674	225,379	2.9%	(1.6)%
Fee income	194,117	90,837	85,379	80,501	12.8%	6.4%
Fee expense	(45,304)	(21,200)	(18,943)	(15,903)	33.3%	11.9%
Net fee income	148,813	69,637	66,436	64,598	7.8%	4.8%
Net income from financial operations	(28,189)	(13,191)	(45,068)	(48,126)	(72.6)%	(70.7)%
Net foreign exchange income	70,204	32,852	66,781	85,273	(61.5)%	(50.8)%
Total financial transactions, net	42,015	19,661	21,713	37,147	(47.1)%	(9.5)%
Other operating income	48,774	22,824	34,560	24,598	(7.2)%	(34.0)%
Operating profit before loan losses	735,093	343,987	358,383	351,722	(2.2)%	(4.0)%
Provision expense	(132,657)	(62,077)	(82,687)	(67,754)	(8.4)%	(24.9)%
Total operating income net of interest, fee and provision expenses	602,436	281,910	275,696	283,968	(0.7)%	2.3%
Personnel expenses	(139,639)	(65,344)	(63,330)	(56,638)	15.4%	3.2%
Administrative expenses	330,140	(37,600)	(37,983)	(34,051)	10.4%	(1.0)%
Depreciation and amortization	(28,157)	(13,176)	(11,294)	(11,968)	10.1%	16.7%
Impairment	(556)	(260)	(963)	(75)	246.7%	(73.0)%
Operating expenses	(248,702)	(116,380)	(113,570)	(102,732)	13.3%	2.5%
Other operating expenses	(108,024)	(50,550)	(22,075)	(14,773)	242.2%	129.0%
Total operating expenses	(356,726)	(166,930)	(135,645)	(117,505)	42.1%	23.1%
Net operating income	245,710	114,980	140,051	166,463	(30.9)%	(17.9)%
Income attributable to investments in other companies	(9)	(4)	832	(566)	(99.3)%	—%
Net income before taxes	245,701	114,976	140,883	165,897	(30.7)%	(18.4)%
Income tax	(40,447)	(18,927)	(14,109)	(28,348)	(33.2)%	34.1%
Net income from ordinary activities	205,255	96,049	126,774	137,549	(30.2)%	(24.2)%
Net income discontinued operations	0	0	0	0
Net income attributable to:
Minority interest	4,652	2,177	1,418	240	807.1%	—%
Net income attributable to shareholders	200,603	93,872	125,356	137,309	(31.6)%	(25.1)%

Figures in US$ have been translated at the exchange rate of Ch$467.95

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	22

ANNEX 4: QUARTERLY EVOLUTION OF MAIN RATIOS AND OTHER INFORMATION

	Mar-09	Jun-09	Sep-09	Dec-09	Mar-10	Jun-10	Sep-10	Dec-10
(Ch$ millions)
Loans
Consumer loans	2,187,832	2,121,045	2,155,200	2,244,035	2,303,983	2,404,128	2,554,884	2,700,791
Residential mortgage loans	3,927,343	3,970,896	4,033,091	4,159,052	4,219,733	4,360,496	4,498,799	4,651,136
Commercial loans	7,870,502	7,309,545	7,395,336	7,324,777	7,519,854	7,817,843	8,178,336	8,305,630
Total loans	13,985,677	13,401,486	13,583,627	13,727,864	14,043,570	14,582,467	15,232,019	15,657,557
Allowance for loan losses	(281,265)	(314,191)	(338,020)	(349,485)	(374,064)	(387,624)	(428,833)	(442,238)
Total loans, net of allowances	13,704,412	13,087,295	13,245,607	13,378,379	13,669,506	14,194,843	14,803,186	15,215,319

Loans by segment
Individuals	6,782,663	6,815,737	6,980,092	7,287,296	7,411,686	7,715,031	8,035,617	8,407,416
SMEs	2,007,115	2,002,641	2,055,911	2,097,592	2,143,885	2,210,170	2,301,536	2,375,192
Total retail lending	8,789,778	8,818,378	9,036,003	9,384,888	9,555,571	9,925,201	10,337,153	10,782,608
Institutional lending	262,664	262,947	285,129	291,867	313,079	330,980	340,274	331,153
Middle-Market & Real estate	3,048,591	2,844,124	2,838,365	2,779,165	2,907,944	2,983,741	3,160,681	3,288,107
Corporate	1,903,951	1,505,737	1,449,001	1,266,310	1,279,965	1,347,855	1,406,210	1,293,321

Customer funds
Demand deposits	3,092,010	3,083,814	3,152,739	3,533,534	3,890,230	4,168,884	3,991,732	4,236,434
Time deposits	8,677,857	8,342,396	7,456,731	7,175,257	6,818,939	7,193,376	7,155,213	7,258,757
Total deposits	11,769,867	11,426,210	10,609,470	10,708,791	10,709,169	11,362,260	11,146,945	11,495,191
Mutual funds (Off balance sheet)	3,085,227	3,342,860	3,476,457	3,427,829	3,635,544	3,510,479	3,305,683	3,188,151
Total customer funds	14,855,094	14,769,070	14,085,927	14,136,620	14,344,713	14,872,739	14,452,628	14,683,342
Loans / Deposits[1]	96.5%	94.3%	102.4%	100.9%	104.3%	99.8%	100.9%	99.8%

Average balances
Avg. interest earning assets	15,742,285	15,147,554	15,184,842	15,562,696	15,776,237	15,816,902	16,463,951	17,176,435
Avg. loans	14,312,882	13,733,919	13,479,883	13,647,750	13,879,173	14,291,144	14,874,816	15,470,132
Avg. assets	20,491,544	19,719,613	19,384,473	20,123,590	20,738,402	20,742,244	20,915,047	21,851,516
Avg. demand deposits	2,952,461	3,087,754	3,079,230	3,278,373	3,678,104	4,107,978	4,005,565	4,056,105
Avg equity	1,517,710	1,495,755	1,528,506	1,608,510	1,665,977	1,644,453	1,712,967	1,801,866
Avg. free funds	4,470,170	4,583,509	4,607,736	4,886,883	5,344,081	5,752,431	5,718,532	5,857,971

Capitalization
Risk weighted assets	13,979,591	13,544,319	13,918,058	14,202,118	15,513,732	16,210,259	16,739,710	17,247,734
Tier I (Shareholders' equity)	1,543,039	1,497,019	1,555,148	1,658,316	1,683,103	1,665,326	1,757,340	1,831,799
Tier II	560,232	535,978	563,856	555,776	599,353	627,608	672,740	672,099
Regulatory capital	2,103,271	2,032,997	2,119,004	2,214,092	2,282,455	2,292,934	2,430,080	2,503,898
Tier I ratio	11.0%	11.1%	11.2%	11.7%	10.8%	10.3%	10.5%	10.6%
BIS ratio	15.0%	15.0%	15.2%	15.6%	14.7%	14.1%	14.5%	14.5%

Profitability & Efficiency
Net interest margin	4.8%	6.0%	5.7%	5.8%	5.8%	6.1%	5.7%	5.4%
Efficiency ratio	34.5%	31.5%	32.6%	30.5%	33.0%	35.2%	33.8%	39.7%
Avg. Free funds / interest earning assets	28.4%	30.3%	30.3%	31.4%	33.9%	36.4%	34.7%	34.1%
Return on avg. equity	20.2%	28.7%	28.8%	34.1%	28.6%	33.8%	29.3%	20.8%
Return on avg. assets	1.5%	2.2%	2.3%	2.7%	2.3%	2.7%	2.4%	1.7%

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	23

	Mar-09	Jun-09	Sep-09	Dec-09	Mar-10	Jun-10	Sep-10	Dec-10
Asset quality
Non-performing loans (NPLs)2	392,802	415,311	383,172	409,067	385,211	415,556	407,831	416,739
Past due loans3	169,220	181,645	175,426	193,250	197,060	200,524	207,530	206,601
Expected loss4	281,265	314,191	338,020	349,485	374,064	387,624	428,833	442,238
NPLs / total loans	2.81%	3.10%	2.82%	2.98%	2.74%	2.85%	2.68%	2.66%
PDL / total loans	1.21%	1.36%	1.29%	1.41%	1.40%	1.38%	1.36%	1.32%
Coverage of NPLs (Loan loss allowance / NPLs)	71.60%	75.65%	88.22%	85.43%	97.11%	93.28%	105.15%	106.12%
Coverage of PDLs (Loan loss allowance / PDLs)	166.2%	173.0%	192.7%	180.8%	189.8%	193.3%	206.6%	214.1%
Expected loss (Loan loss allowances / Loans)	2.01%	2.34%	2.49%	2.55%	2.66%	2.66%	2.82%	2.82%
Cost of credit (prov. expense / loans)	2.60%	2.87%	2.33%	1.97%	2.00%	1.53%	2.17%	1.59%

Network
Branches	501	502	502	498	498	499	500	504
ATMs	1,929	1,929	1,991	1,917	1,856	1,871	1,914	2,018
Employees	11,578	11,391	11,280	11,204	11,155	11,133	11,049	11,001

Market information (period-end)
Net income per share (Ch$)	0.41	0.57	0.58	0.73	0.63	0.74	0.67	0.50
Net income per ADR (US$)	0.73	1.12	1.11	1.49	1.25	1.41	1.42	1.11
Stock price	19.1	23.9	30.4	30.7	34.4	35.7	45.1	42.3
ADR price	34.4	46.7	57.5	64.8	68.2	67.1	96.6	93.5
Market capitalization (US$mn)	6,230	8,468	10,436	11,749	12,373	12,168	17,512	16,953
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 1,039 shares)	181.4	181.4	181.4	181.4	181.4	181.4	181.4	181.4

Other Data
Quarterly inflation rate5	(2.30)%	(0.13)%	(0.47)%	0.52%	0.27%	0.97%	0.65%	0.54%
Avg. overnight interbank rate (nominal)	5.49%	1.40%	0.46%	0.43%	0.40%	0.51%	1.76%	2.90%
Avg. 10 year Central Bank yield (real)	2.60%	2.86%	2.88%	3.09%	3.14%	3.04%	2.82%	3.01%
Avg. 10 year Central Bank yield (nominal)	5.09%	5.63%	5.70%	6.13%	6.41%	6.42%	6.07%	6.12%
Observed Exchange rate (Ch$/US$) (period-end)	582.1	529.07	546.07	506.43	526.29	543.09	485.23	468.37

1 Ratio = Loans - marketable securities / Time deposits + demand deposits
2 Capital + future interest of all loans with one installment 90 days or more overdue.
3 Total installments plus lines of credit more than 90 days overdue
4 Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of expected loss
5 Calculated using the variation of the Unidad de Fomento (UF) in the period

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	24